April     , 2010

VIA EDGAR TRANSMISSION

Mr. Brick Barrientos

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street N.E.

Washington, D.C. 20549

Re:	Wintergreen Fund, Inc. (the “Fund”)
1933 Act Registration File No. 333-124761
1940 Act Registration File No. 811-21764

Dear Mr. Barrientos:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to the comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC, by you on March 23, 2010 regarding the Fund’s Post-Effective Amendment (“PEA”) No. 5 to its registration statement. PEA No. 5 was filed on Form N-1A pursuant to Rule 485(a) under the 1933 Act on February 1, 2010, and is anticipated to become effective on April 2, 2010. Before that time, the Fund intends to file a 485BXT to extend the effective date of PEA No. 5 to April 30, 2010. PEA No. 5 was filed for the purpose of conforming the Fund’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274. The Fund is filing this PEA No. 7 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file exhibits to the registration statement.

For your convenience in reviewing the Fund’s responses, your comments and suggestions are included in bold typeface immediately followed by the Fund’s responses.

In addition, in connection with this response letter, the Fund hereby makes the following representations:

1.	The Fund acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.	The Fund acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*    *    *    *    *    *

The Fund’s responses to your comments are as follows:

General Comments

Comment 1:	Please provide the Fund’s responses to the Staff’s comments in the form of a response letter, which includes the required Tandy Representation.

Response:	The Fund responds by providing the Staff with this response letter and the Tandy Representation provided herein.

Comment 2:	Please include new disclosures required under Item 17 of Form N-1A in the Fund’s 485(b) filing.

Response:	The Fund responds by undertaking to provide the newly required Item 17 disclosures in the Fund’s upcoming 485(b) filing.

General Prospectus Comment

Comment 3:	If the Fund will be using the summary prospectus, please provide for the Staff’s review the legend that will appear on the summary prospectus, as required under Rule 498(b)(1)(v) under the Securities Act of 1933, as amended.

Response:	If the Fund determines to use the summary prospectuses in the future, the Fund intends to use the following legend:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at http://www.wintergreenfund.com/literature/. You may also obtain this information at no cost by calling 888-468-6473 or by sending an e-mail request to wintergreen@usbank.com. The Fund’s prospectus and statement of additional information, both dated April 30, 2010, are incorporated by reference into this Summary Prospectus.”

Summary Section – Fees and Expenses of the Fund

Comment 4:	Please provide the Staff with a copy of the complete “Fees and Expenses of the Fund” table and the “Expense Example” for review prior to filing the Fund’s amended registration statement under Rule 485(b).

Response:	The Fund responds by submitting the completed table for the Staff’s review, as it appears below:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Redemption Fee (as a percentage of amount redeemed within 60 calendar days of purchase)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%
Distribution and/or Service (12b-1) Fees	0.24%
Other Expenses	0.20%
Total Annual Fund Operating Expenses	1.94%

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% rate of return each year and that the Fund’s operating expenses remain the same each year. Although your actual costs may be higher or lower, based on these assumptions your costs for the Fund would be:

After 1 year	$197
After 3 years	$609
After 5 years	$1,047
After 10 years	$2,264

Comment 5:	Please delete footnote (1) from the Fees and Expenses table as it is disclosure that is not allowable under the requirements of Item 3 of Form N-1A.

Response:	The Fund responds by making the requested revision, as shown in the Fund’s response to Comment 4, above.

Comment 6:	Please include “Dividend Expense on Short Sales” as a sub-item under “Other Expenses.”

Response:	The Fund respectively declines to make the suggested revisions as there are no dividend expenses on short sales.

Comment 7:	Please revise the “Example” disclosure to read as follows, per the specific requirements of Item 3 of Form N-1A: “This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% rate of return each year and that the Fund’s operating expenses remain the same each year. Although your actual costs may be higher or lower, based on these assumptions your costs for the Fund would be:”

Response:	The Fund responds by making the requested revision, as shown in the Fund’s response to Comment 4, above.

Summary Section – Principal Investment Strategies of the Fund

Comment 8:

Based on the information provide in response to Item 9(b) of Form N-1A, please revise the disclosure in this section into a more summarized format as required by Item 4 of Form N-1A. Specifically, the disclosure in this section should consist of a list of the types of investments the Fund may make, along with a brief description of the investment adviser’s investment process.

Response:	The Fund responds by revising the section entitled “Summary Section – Principal Investment Strategies of the Fund” to read as follows:

“The Fund invests mainly in equity securities of companies of any nation that Wintergreen Advisers, LLC (the “Investment Manager” or “Wintergreen Advisers”) believes are available at market prices less than their intrinsic value.

The Investment Manager will follow a global value approach to investing. The Fund intends to trade in securities (including but not limited to equity, debt or preferred stock) of U.S. or non-U.S. companies that the Investment Manager believes trade at a discount to intrinsic value. The Fund may take an activist role, where it will seek to influence or control management, or invest in other companies that do so when the Investment Manager believes the Fund may benefit. The Fund may invest in securities of companies that are, or are about to be, involved in reorganizations, financial restructurings or bankruptcy, which may involve the purchase of bank debt, lower-rated or defaulted debt securities (including, so-called “junk bonds”), comparable unrated debt securities, or other indebtedness (or participations in the indebtedness) of such companies. The Fund may also participate in arbitrage opportunities.

With an emphasis on undervalued equities, risk arbitrage, other arbitrage transactions and distressed companies, the Fund will focus its investments in areas where the Investment Manager finds the most compelling opportunities at any given moment and on situations that, in the Investment Manager’s opinion, have the potential for capital appreciation. The Investment Manager will examine each security separately and will not apply these factors according to any predetermined formula. In order to maintain investment flexibility, the Investment Manager has not established guidelines as to the size of an issuer, its earnings, or the industry in which it operates in order for a security to be included or excluded for purchase by the Fund.

The Fund may also engage in hedging strategies. Hedging strategies will be designed to reduce potential loss as a result of certain economic or market risks, including risks related to fluctuations in interest rates, currency exchange rates, and broad or specific market movements may be used. To the extent that the Fund engages in currency hedging strategies, the Fund will primarily engage in forward foreign currency exchange contracts. The Fund may also engage in other currency transactions such as currency futures contracts, currency swaps, options on currencies, or options on currency futures, or it may engage in other types of transactions, such as the purchase and sale of exchange-listed and over-the-counter (“OTC”) put and call options on securities, equity and fixed-income indices and other financial instruments; and the purchase and sale of financial and other futures contracts and options on futures contracts. The Fund may make short sales of securities. In a short sale transaction, the Fund sells a security it does not own in anticipation that the market price of that security will decline. The Fund expects to make short sales (i) as a form of hedging to offset potential declines in long positions in similar securities, (ii) in order to maintain portfolio flexibility, and (iii) for profit.

The Fund expects to invest substantially, and may invest up to 100% of its assets, in foreign securities, which may include sovereign debt and participations in foreign government debt, some of which may be issued by countries with emerging markets.

BECAUSE THE SECURITIES THE FUND HOLDS FLUCTUATE IN PRICE, THE VALUE OF YOUR INVESTMENT IN THE FUND WILL GO UP AND DOWN. YOU COULD LOSE MONEY.”

Summary Section – Principal Risk of Investing in the Fund

Comment 9:	Please add to this section a discussion of the risks related to investing in junk bonds.

Response:	The Fund responds by revising the risk disclosure to the Principal Risk section to include the risk of investing in junk bonds as follows:

“Junk Bond Risk, which is the risk that the securities may fluctuate more in price, and are less liquid than higher-rated securities because issuers of such lower-rated debt securities are not as strong financially, and are more likely to encounter financial difficulties and be more vulnerable to adverse changes in the economy.”

Comment 10:	Please delete the last paragraph in this section, which makes cross references to sections in the Statutory Prospectus and SAI, as this is not allowed by Item 4 of Form N-1A.

Response:	The Fund responds by making the requested revision.

Summary Section – Performance

Comment 11:	With respect to the disclosure preceding the performance bar chart, please remove the second sentence of the paragraph entirely, as this is not allowed by Item 4 of Form N-1A.

Response:	The Fund responds by making the requested revision.

Comment 12:	In the Average Annual Total Returns table, please delete the description of the S&P 500 Index, as it is not allowed by Item 4 of Form N-1A.

Response:	The Fund responds by making the requested revision.

Summary Section – Purchase and Sale of Fund Shares

Comment 13:	Please revise this section to include only the items specifically required by Item 6 of Form N-1A. The Staff notes that Item 6(b) of Form N-1A requires disclosure identifying procedures for redemption of Fund shares, but that Item 6(a) limits information regarding purchase of Fund shares to the minimum initial or subsequent investment requirements. Please also remove the fifth sentence in this section entirely, as this information is not allowed by Item 6 of Form N-1A.

Response:	The Fund responds by revising the applicable disclosure to read as follows:

“The minimum initial amount of investment for regular accounts and automatic investment plans is $10,000; retirement accounts $3,000 and Coverdell Education Savings accounts $2,000. Subsequent investments may be made with a minimum investment of $100 in the automatic investment plan and $1,000 in all other plans. You may purchase or sell shares of the Fund each weekday that the New York Stock Exchange (“NYSE”) is open. You may conduct purchase or sell transactions by mail (Wintergreen Fund, Inc., c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701 (for regular mail) or 615 East Michigan Street, 3rd Floor (for overnight or express mail), Milwaukee, WI 53201-0701), or by telephone at (888) GOTOGREEN (888-468-6473). Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly.”

Summary Section –Payments to Broker-Dealers and Other Financial Intermediaries

Comment 14:	Please revise this disclosure to conform to the specific requirements of Item 8 of Form N-1A, including the statement with respect to conflict of interest that may arise from payments to intermediaries. Please also move this item to appear after “Tax Information,” as required by From N-1A.

Response:	The Fund responds by moving this item to appear after “Tax Information” and by revising the disclosure to read as follows:

“If you purchase Fund shares through a financial intermediary (such as a bank), the Fund and its related companies may compensate the intermediary for selling shares of the Fund and for providing shareholder record keeping, communication and/or other shareholder services. This compensation may create a conflict of interest by influencing the financial intermediary and your salesperson to recommend the Fund over another investment. Ask your adviser or visit your financial intermediary’s website for more information.”

Summary Section – Tax Information

Comment 15:	Please expand this disclosure to inform shareholders with tax-deferred accounts of when their accounts redeemed will be taxed.

Response:	The Fund responds by revising the applicable disclosure to read as follows:

“Distributions with respect to Fund shares held by a tax-deferred or qualified plan, such as an individual retirement account or a 401(k) plan, generally will not be taxable to the plan. Distributions from such plans will be taxable to individual participants under applicable tax rules without regard to the character of the income earned by the plan.”

Prospectus – Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

Comment 16:	Please add the portfolio holdings disclosure required by Item 9 of Form N-1A to this section.

Response:	The Fund responds by adding the requested disclosure as follows:

“A description of the Fund’s policies and procedures with respect to the disclosure of their portfolio securities is available in the Fund’s Statement of Additional Information (“SAI”). Currently, disclosure of the Fund’s holdings is required to be made quarterly within 60 days of the end of each fiscal quarter in the Annual Report and Semi-Annual Report to Fund shareholders and in the quarterly holdings report on Form N-Q. The SAI and Form N-Q are available, free of charge, on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov. The SAI is also available by contacting the Fund, c/o U.S. Bancorp Fund Services, LLC, at 888-468-6473 and on the Fund’s website at www.wintergreenfund.com.”

Comment 17:	Please review this section to ensure that each of the Fund’s principal strategies and risks is included in the Summary Section. If a strategy or risk is non-principal, please clarify this in the Item 9 discussion.

Response:	The Fund responds by stating supplementally that all strategies and risks are included in both the Item 4 and Item 9 disclosures (subsequent to the revisions made pursuant to the comments and responses herein).

Prospectus –Privacy Policy

Comment 18:	Please remove the statement “Not part of the Prospectus” from this page.

Response:	The Fund responds by making the requested revision.

Statement of Additional Information – Investment Objective, Strategies, and Risks

Comment 19:	Please expand the disclosure in the sub-section entitled “Policies and Procedures Regarding the Release of Portfolio Holdings Information” to disclose the specific items of all ongoing arrangements with service providers, including the frequency and lag time, with respect to disclosure of the Fund’s portfolio holdings.

Response:	The Fund responds by revising the “Policies and Procedures Regarding the Release of Portfolio Holdings Information” to read as follows:

“The Fund believes that the ideas of the Investment Manager’s investment staff should benefit the Fund and its shareholders, and does not want to afford speculators an opportunity to profit by anticipating Fund trading strategies or using Fund information for stock picking. However, the Fund also believes that knowledge of the Fund’s portfolio holdings can assist shareholders in monitoring their investment, making asset allocation decisions, and evaluating portfolio management techniques.

The Fund has adopted policies and procedures relating to disclosure of the Fund’s portfolio securities. The policies and procedures relating to disclosure of the Fund’s portfolio securities are designed to allow disclosure of portfolio holdings information where necessary to the Fund’s operation or useful to the Fund’s shareholders without compromising the integrity or performance of the Fund.

The Fund’s overall policy with respect to the release of portfolio holdings information is to release such information consistent with applicable legal requirements and the fiduciary duties owed to shareholders. Subject to the limited exceptions described below, the Investment Manager will not make available to anyone non-public information with respect to the Fund’s portfolio holdings, until such time as the information is made available to all shareholders or the general public.

Consistent with current regulation, the Investment Manager releases complete portfolio holdings information each fiscal quarter through regulatory filings with no more than a 60-day lag.

Exceptions to the portfolio holdings release policy described above will be made only when: (i) the Fund has a legitimate business purpose for releasing portfolio holdings information in advance of release to all shareholders or the general public; (ii) the recipient is subject to a duty of confidentiality; and (iii) the release of such information would not otherwise violate the antifraud provisions of the federal securities laws or the Fund’s fiduciary duties.

The Fund’s non-public portfolio holdings information is received by certain service providers in advance of public release in the course of performing or enabling them to perform the contractual or fiduciary duties necessary for the Fund’s operation that the Fund has retained them to perform (collectively, “service providers”). Currently, the service providers are, (i) the Investment Manager, who manages the Fund’s portfolio, and has regular and continuous access to the Fund’s portfolio holdings, (ii) the Administrator, Custodian, and Fund Accountant as well as proxy voting services (Broadridge) all of which have access to the Fund’s non-public portfolio holdings information on an ongoing basis, and (iii) the members of the Board, officers, the Distributor, Foreside Compliance Services, LLC (“FCS”), mailing services and financial printers, Fund counsel, and the Fund’s independent registered public accounting firm who also receive non-public portfolio holdings information on an as-needed basis. In general, the service providers receive portfolio holdings as described above with little or no lag between the date of the information and the date of which the information is disclosed to the service provider.

The Investment Manager may also disclose non-public portfolio holdings to additional entities in the future, including but not limited to: data consolidators (including rating agencies), fund rating/ranking services, and other data providers, and municipal securities brokers using the Investor Tools product which brings together buyers and sellers of municipal securities in the normal operation of the municipal securities markets (collectively, “Potential Recipients”). The frequency with which complete portfolio holdings may be disclosed to a Potential Recipient, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed to the Potential Recipient, is determined based on the facts and circumstances, including, without limitation, the nature of the portfolio holdings information to be disclosed, the risk of harm to the Fund and its shareholders, and the legitimate business purposes served by such disclosure. The frequency of disclosure to a Potential Recipient varies and may be as frequent as daily, with no lag.

Service providers are subject to a duty of confidentiality pursuant to contract, applicable policies and procedures, or professional code and may not disclose non-public portfolio holdings information unless specifically authorized. In some cases, a service provider may be required to execute a non-disclosure agreement. Non-disclosure agreements include the following provisions:

• The recipient agrees to keep confidential any portfolio holdings information received.

• The recipient agrees not to trade on the non-public information received.

• The recipient agrees to refresh its representation as to confidentiality and abstention from trading upon request from the Investment Manager.

It is anticipated that Potential Receipts will be subject to similar obligations of non-disclosure.

In no case does the Fund or the Investment Manager receive any compensation in connection with the arrangements to release portfolio holdings information to any of the above-described recipients of the information.

Before any non-public disclosure of information about the Fund’s portfolio holdings to a Potential Recipient is permitted, the Fund’s President or Executive Vice President (collectively, an “Executive Officer”) must determine that the Fund has a legitimate business purpose for providing the portfolio holdings information, that the disclosure is in the best interests of the Fund’s shareholders, and that the recipient agrees or has a duty to keep the information confidential and agrees not to trade directly or indirectly based on the information or to use the information to form a specific recommendation about whether to invest in the Fund or any other security.

The Fund has established procedures to ensure that its portfolio holdings information is only disclosed in accordance with these policies. Only an Executive Officer of the Fund may approve the disclosure of non-public information to Potential Recipients that are not service providers, and then only after considering the anticipated benefits and costs to the Fund and its shareholders, the purpose of the disclosure, any conflicts of interest between the interests of the Fund and its shareholders and the interests of the Fund’s affiliates, and whether the disclosure is consistent with the policies and procedures governing disclosure. Only someone approved by the Fund’s Executive Officer may make approved disclosures of portfolio holdings information to authorized recipients. The Fund reserves the right to request certifications from senior officers of authorized recipients that the recipient is using the portfolio holdings information only in a manner consistent with the Fund’s policy and any applicable non-disclosure agreement.

The Fund’s Chief Compliance Officer (“CCO”) monitors the Fund’s compliance with this disclosure policy and will annually review information regarding the identity of each Potential Receipt or other authorized party that receives information regarding Fund portfolio holdings prior to public dissemination. The CCO will review the frequency with which a Potential Recipient receives such information and the business purpose for which the disclosure is made.

In order to help facilitate the Board’s determination that non-public portfolio holdings disclosure to service providers and Potential Recipients prior to public dissemination is in the best interests of Fund shareholders, the CCO will make an annual report to the Board on such disclosure and any recommended material changes to the policy. In addition, the Board will receive any interim reports that the CCO may deem appropriate. The Fund’s portfolio holdings release policy has been approved by the Board and any material amendments shall be reviewed and approved by the Board. Any conflict of interest identified between the interests of shareholders on the one hand and those of the Adviser, the Distributor, or any affiliated person of the Fund, the Adviser, or the Distributor, on the other, that are not resolved under applicable professional codes or other policies and procedures of the service providers and that may arise as a result of the disclosure of non-public portfolio holdings information will be reported to the Board for appropriate action.”

I trust that the Fund’s responses set forth above adequately address your comments. If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/

Wintergreen Fund, Inc.